January 13, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Wellchange Holdings Company Limited
Registration Statement on Form F-1 (File No. 333-284034)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wellchange Holdings Company Limited, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on January 14, 2025, or as soon thereafter as practicable.

Very truly yours,

Wellchange Holdings Company Limited

By:	/s/ Shek Kin Pong
Name:	Shek Kin Pong
Title:	Chief Executive Officer, Chairman of the Board (Principal Executive Officer)